

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

J. Gerald Combs
Chief Executive Officer
Canna-Global Acquisition Corp
4640 Admiralty Way , Suite 500
Marina Del Rey, California 90292

Sharwin Sinnan
Chief Financial Officer
Canna-Global Acquisition Corp
4640 Admiralty Way , Suite 500
Marina Del Rey, California 90292

     Re: Canna-Global Acquisition Corp
          Form 10-K for the Year Ended December 31, 2021
          Filed April 13, 2022
          File No. 001-41102

Dear J. Gerald Combs:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Debbie Klis